American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600
Tel: (+86) 539-7318818

October 28, 2008

Ms. Anne Nguyen Parker
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:

American Lorain Corporation
Amendment No. 7 to Registration Statement on Form S-1
Filed October 28, 2008
File No. 333-145260

Dear Ms. Parker:

The undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statement of American Lorain Corporation (the "Company") be accelerated so that it will become effective on Friday, October 31, 2008 at 9:30 a.m. (New York City time), or as soon thereafter as is practicable.

In connection with this acceleration request, the Company acknowledges that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, such declaration does not foreclose the Commission from taking any action with respect to the filings;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

  the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ari Edelman of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-9341 upon the Registration Statement’s becoming effective.

Sincerely,
AMERICAN LORAIN CORPORATION

By: /s/ Si Chen
Name: Si Chen
Title: Chief Executive Officer

cc:    Abbe Dienstag, Esq.
         Bill Huo, Esq.